Exhibit 10.46
                      CONVEYANCE AGREEMENT

     THIS Conveyance Agreement ("Agreement"), made and entered into as of the 12th day of June, 1997, by and between ijob, Inc. ("ijob"), an Oklahoma corporation whose principal place of business is 13800 Benson Road, Edmond, Oklahoma 73013 ("ijob"), and HT Technologies, Inc., an Oklahoma corporation whose principal place of business is 2801 E. Memorial Road, Edmond, Oklahoma 73013 ("HT").

     1. Conveyance of Rights. HT hereby transfers, grants, conveys, assigns and relinquishes exclusively to ijob all of HT=s right, title, and interest in and to the assets identified on Exhibit A attached hereto, in perpetuity (or for the longest period of time otherwise permitted by law). This Agreement is executed pursuant to the Asset Purchase Agreement between ijob and HT of even date herewith.

ijob, Inc.                         Human Technologies, Inc.


By: /s/ Robert Baker               By:  David C. Mitchell

Name:  Robert Baker           Name:  David C. Mitchell

Its:  Vice President                    Its:  President

Date:  June 12, 1997               Date:  June 12, 1997




















                        EXHIBIT A: ASSETS

1. All of the software programs known as "HT1", "HT2", "Hal-1" and "ijob-Internet", including, without limiting the generality of the foregoing, all original technical and instructional documentation relating thereto .
2. All rights held by Human Technologies, Inc ("HT"), David Mitchell ("Mitchell") and/or Ron Beasley ("Beasley") to the Source and Executable Code of Programs listed in paragraph 1.
3. Assignment of all copyright powers and benefits related to the software programs listed in paragraphs 1 and 2 held by HT, Mitchell and/or Beasley including, but not limited to, the right to produce, sell, modify, distribute, license, and copy in full or part those items described in paragraphs 1 and 2. .
4. All "ijob" and "ijob.com" and HT-1, HT-2, ijob-Internet and Hal-1 related trademarks, trade names, sales marks, logos, marketing concepts, and trade dress of the ijob business concept.
5. Assignment of full ownership rights, including copyright and other intellectual property rights, in all advertising, instructional, or technical documents, whether printed or computerized, relating to the software programs listed in paragraphs 1 and 2. .
6. Legal title and ownership, or assignment where appropriate, of any and all Internet properties, including, but not limited to, domain names, addresses, unique URL's, and service agreements relating to software programs listed in paragraphs 1 and 2.
7. Assignment by HT, Mitchell and Beasley to ijob of all rights to enforce and/or recover, for infringement or other legal claims, past, present, or future, against any third party, any of the rights or items transferred or assigned pursuant to this Asset Purchase Agreement.
8. The goodwill of HT's, Mitchell's and Beasley's business efforts related to the ijob business concept, including the exclusive right to solicit the former clients or prospective clients of HT in relation to the ijob business concept or ijob services transferred or assigned pursuant to this Asset Purchase Agreement.
9. Any and all rights to apply for, acquire, or retain the benefit of any patentable subject matter derived from or related to the ijob business concept, that at any time was possessed by HT, in relation to the software programs transferred or assigned pursuant to this Asset Purchase Agreement.